Exhibit 99.12

PRESS RELEASE

TotalEnergies Welcomes the First 10 Start-Ups to its Electricity

Start-Up Accelerator TotalEnergies n at STATION F in Paris

Paris, May 30, 2022 – During the inauguration of TotalEnergies n – TotalEnergies' start-up accelerator at the world’s largest start-up campus, STATION F in Paris – Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, and Xavier Niel, founder of STATION F, welcomed the first 10 start-ups to the accelerator program dedicated to electricity.

In line with TotalEnergies' ambition to be a major player in the energy transition, TotalEnergies n intends to support the development of new companies in the electricity and renewable energy sector. This program is aimed at start-ups offering innovative solutions, particularly digital ones, across the electricity value chain. The selected start-ups benefit from privileged access to the Company's experts, a testing ground for their developments within TotalEnergies’ businesses. They also benefit from the STATION F ecosystem, thanks to their hosting at TotalEnergies n.

"I want to extend a warm welcome to the 10 start-ups who will open our TotalEnergies ON electricity start-up accelerator program here at STATION F, a key venue for the start-up ecosystem, and I would like to thank Xavier Niel for hosting us. The energy transition brings many new challenges, particularly with the massive deployment of renewable energies and the complex issue of integrating them into the electrical system. As a global multi-energy company that places the development of low-carbon electricity at the heart of its transition strategy, it is important for us to support start-ups that will make this energy transition faster and more efficient," said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies at the inauguration of the TotalEnergies n accelerator program at STATION F.

"From electricity management to sustainable mobility, the start-ups selected by TotalEnergies are an excellent illustration of the positive impact that innovation can have on our daily lives and on societal issues. We are delighted to welcome them to STATION F for this first season of the TotalEnergies program and to follow their progress," said Roxanne Varza, Director of STATION F.

The first 10 start-ups selected are:

RENEWABLE POWER GENERATION

sereema

Digital wind asset optimization through proprietary IoT system

GREEN EAGLE SOLUTIONS

Automating remote wind operations with software robots

DISTRIBUTED ENERGY MANAGEMENT

Tilt

Optimization of prosumers autoconsumption

bia
www.biapower.io

Software solutions to optimize flexibility through charging loads management

POWER TRADING

GRANULAR

Market solutions facilitating 24/7 clean energy sourcing

TOK|wise

AI-powered short term trading strategies for renewable power

POWER RETAIL

eliq

Real-time monitoring and optimization of energy consumption

beev

One-stop-shop for customers transitioning to EVs

ELECTRIC MOBILITY

TIME 2 PLUG

Turnkey EV charging solutions targeting B2C and small B2B markets

BONNET

One app, one subscription to improve EV charging experience

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).